  Filed pursuant to Rule 424(b)(4)
 Registration No. 333-256859
8,500,000 Shares
Common Stock
The selling shareholders named herein are offering 8,500,000 shares of our common stock. We are not selling any shares under this prospectus and we will not receive any proceeds from the sale of shares by the selling shareholders.
Our common stock is listed on the NASDAQ Global Select Market (the “ NASDAQ”) under the symbol “JAMF”. On June 9, 2021, the last reported sales price of our common stock on the NASDAQ was $33.67 per share.
We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.
Immediately after this offering, funds controlled by our principal shareholder, Vista Equity Partners, will own approximately 54.7% of our outstanding common stock (or 53.6% of our outstanding common stock if the underwriters’ option to purchase additional shares from certain of the selling shareholders is exercised in full). As a result, we will remain a “controlled company” within the meaning of the corporate governance standards of the NASDAQ. See “Management — Corporate Governance — Controlled Company Status”.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public offering price	$33.00	$280,500,000
Underwriting discount(1)	$1.4025	$11,921,250
Proceeds, before expenses, to the selling shareholders	$31.5975	$268,578,750

(1)
See “Underwriting” for a description of compensation payable to the underwriters.

To the extent that the underwriters sell more than 8,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,275,000 shares of our common stock from certain of the selling shareholders at the public offering price less the underwriting discount.
The underwriters expect to deliver the shares of common stock against payment in New York, New York on June 14, 2021.
J.P. MorganBofA SecuritiesBarclays
RBC Capital MarketsMizuho Securities HSBC
Canaccord GenuityJMP Securities Piper Sandler William Blair
 Loop Capital Markets CastleOak Securities, L.P.
Prospectus dated June 9, 2021

Neither we, the selling shareholders nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission (“SEC”). Neither we, the selling shareholders nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.
For investors outside of the United States, neither we, the selling shareholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY
This summary highlights selected information contained or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” in this prospectus and “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the Year Ended December 31, 2020 and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporated by reference herein. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements”.
Unless the context otherwise requires, the terms “Jamf”, the “Company”, “our company”, “we”, “us” and “our” in this prospectus refer to Jamf Holding Corp. and, where appropriate, its consolidated subsidiaries. The term “Vista refers to Vista Equity Partners, our principal shareholder, and the term “Vista Funds” refers to Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P., Vista Co-Invest Fund 2017-1, L.P. and VEPF VI Co-Invest 1, L.P.
Our Mission
Our mission is to help organizations succeed with Apple.
Overview
We are the standard in Apple Enterprise Management, and our cloud software platform is the only vertically-focused Apple infrastructure and security platform of scale in the world. We help organizations, including businesses, hospitals, schools and government agencies, connect, manage and protect Apple products, apps and corporate resources in the cloud without ever having to touch the devices. With Jamf’s software, Apple devices can be deployed to employees brand new in the shrink-wrapped box, set up automatically and personalized at first power-on and administered continuously throughout the life of the device.
Jamf was founded in 2002, around the same time that Apple was leading an industry transformation. Apple transformed the way people access and utilize technology through its focus on creating a superior consumer experience. With the release of revolutionary products like the Mac, iPod, iPhone and iPad, Apple built the world’s most valuable brand and became ubiquitous in everyday life.
We believe employees have come to expect the same high-quality Apple user experience at work as they enjoy in their personal lives. This is often not possible as many organizations rely on legacy solutions to administer Apple devices or do not give employees a choice of device. Jamf’s software solutions preserve and extend the native Apple experience, allowing employees to use their Apple devices as they do in their personal lives, while retaining their privacy and fulfilling IT’s enterprise requirements around deployment, access and security.
We have built our company through a singular focus on being the primary solution for Apple in the enterprise. Through our long-standing relationship with Apple, we have accumulated significant Apple technical experience and expertise that give us the ability to fully and quickly leverage and extend the capabilities of Apple products, operating systems and services. This expertise enables us to fully support new innovations and operating system releases the moment they are made available by Apple. This focus has allowed us to create a best-in-class user experience for Apple in the enterprise and grow to more than 50,000 customers deploying 21.8 million Apple devices in more than 100 countries and territories as of March 31, 2021.
We sell our Software as a Service (“SaaS”) solutions via a subscription model, through a direct sales force, online and indirectly via our channel partners, including Apple. Our multi-dimensional go-to-market model and cloud-deployed offering enable us to reach all organizations around the world, large and small, with our software solutions. As a result, we continue to see rapid growth and expansion of our customer base as Apple continues to gain momentum in the enterprise. Our customers include many highly recognizable brands and organizations including Apple itself, 8 of the largest 10 Fortune 500 companies, 7 of the top 10 Fortune 500 technology companies, 23 of the 25 most valuable brands (according to the Forbes Most Valuable Brands rankings) and 10 of the 10 largest U.S. banks (based on total assets according to bankrate.com) as of March 31, 2021. Additionally, we see opportunities to sell add-on products from our software platform into our current install base in order to provide greater value for our customers.

Our focus on customer success and innovation has resulted in a Net Promoter Score of 54.3 as of March 31, 2021, which significantly exceeds industry averages. For further discussion on our Net Promoter Score, see “Market and Industry Data”.
Complementing our software platform is Jamf Nation, the world’s largest online community of IT professionals focused exclusively on Apple in the enterprise. This active, grassroots community of over 100,000 members serves as a highly-qualified and efficient crowd-sourced Q&A engine for anyone with questions about Apple deployments. This community selflessly acts as a resource for existing and potential customers and is also an important asset in providing feature feedback and ideas for our product roadmap.
As of December 31, 2020, 2019 and 2018, our annual recurring revenue (“ARR”) was $285.3 million, $208.9 million and $142.3 million, respectively, representing growth of 37% and 47%, respectively. As of March 31, 2021 and 2020, our ARR was $308.0 million and $224.9 million, respectively, representing growth of 37%. For the years ended December 31, 2020, 2019 and 2018, our total revenue was $269.5 million, $204.0 million, and $146.6 million, respectively, representing period-over-period growth of 32% and 39%, respectively. For the three months ended March 31, 2021 and 2020, our total revenue was $81.2 million and $60.4 million, respectively, representing period-over-period growth of 34%. For the years ended December 31, 2020, 2019 and 2018, our loss from operations was $(14.5) million, $(20.3) million and $(30.0) million, respectively. For the years ended December 31, 2020, 2019 and 2018, our net losses were $(22.8) million, $(32.6) million and $(36.3) million, respectively. For the three months ended March 31, 2021 and 2020, our loss from operations was $(2.8) million and $(6.5) million, respectively. For the three months ended March 31, 2021 and 2020, our net losses were $(3.1) million and $(8.3) million, respectively. For the years ended December 31, 2020, 2019 and 2018, our net cash provided by operating activities was $52.7 million, $11.9 million and $9.4 million, respectively. For the three months ended March 31, 2021 and 2020, our net cash provided by (used in) operating activities was $4.0 million and $(7.4) million, respectively. For the years ended December 31, 2020, 2019 and 2018, our Non-GAAP Operating Income was $30.4 million, $16.5 million and $2.9 million, respectively, and our Adjusted EBITDA was $35.4 million, $20.8 million and $6.6 million, respectively. For the three months ended March 31, 2021 and 2020, our Non-GAAP Operating Income was $9.3 million and $4.3 million, respectively, and our Adjusted EBITDA was $10.6 million and $5.6 million, respectively. Non-GAAP Operating Income and Adjusted EBITDA are supplemental measures that are not calculated and presented in accordance with GAAP. See “— Non-GAAP Financial Measures” for a definition of each of Non-GAAP Operating Income and Adjusted EBITDA and a reconciliation to their respective most directly comparable GAAP financial measures.
Recent Developments
COVID-19
The severity, magnitude and duration of the current COVID-19 pandemic is uncertain and rapidly changing. To date, COVID-19 has not had a material impact on our business; however, it is difficult to determine future impacts as it is not possible to estimate the duration and future impact of COVID-19 nor its impact on our client base. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of COVID-19” included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus, for additional information regarding how COVID-19 has impacted our business.
Acquisition of Wandera
On May 5, 2021, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) to acquire Wandera, Inc. (“Wandera”), a leader in zero trust cloud security and access for mobile devices. The consideration in exchange for the acquisition of all equity interests in Wandera consists of $400.0 million in cash, subject to certain adjustments as set forth in the Merger Agreement (the “Merger Consideration”), provided that $25.0 million of the Merger Consideration will be payable on October 1, 2021 and $25.0 million of the Merger Consideration will be payable on December 15, 2021. Additionally, we agreed to provide an aggregate of at least $15.0 million of restricted stock units of Jamf to certain Wandera employees who will serve at Jamf following consummation of the acquisition. The Merger Agreement contains customary representations, warranties and covenants and completion of the acquisition is subject to customary closing conditions, including, among other things, the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

We currently intend to finance the Merger with a combination of cash and debt financing. On May 5, 2021, JAMF Holdings, Inc. (the “Borrower”), a subsidiary of Jamf, entered into (i) a commitment letter (the “Commitment Letter”) with JPMorgan Chase Bank, N.A. and the other commitment parties thereto (the “Commitment Parties”), pursuant to which the Commitment Parties have committed to provide a 364-day term loan facility in an aggregate principal amount of up to $250.0 million on substantially the same terms and conditions as the credit agreement governing the Company’s credit facilities and (ii) an engagement letter, pursuant to which the Borrower engaged JPMorgan Chase Bank, N.A. as sole and exclusive lead arranger and bookrunner in connection with an optional alternate term loan facility in an aggregate principal amount of up to $250.0 million. We regularly evaluate market conditions and various financing alternatives and, if opportunities are favorable, we may issue debt, equity or equity-linked securities in lieu of, or to replace, all or a portion of the debt financing contemplated by the Commitment Letter.
Vista Equity Partners
We have a valuable relationship with our principal shareholder, Vista. In 2017, Vista formed our company for the purpose of acquiring all of the capital stock of JAMF Holdings, Inc. We refer to this transaction as the “Vista Acquisition.” We are party to a director nomination agreement with Vista that provides Vista the right to designate nominees to our board of directors (our “Board”), subject to certain conditions. See “Certain Relationships and Related Party Transactions — Related Party Transactions —  Director Nomination Agreement” for more details with respect to the director nomination agreement.
Vista is a U.S.-based investment firm with offices in Austin, San Francisco, Chicago, New York and Oakland with more than $75 billion in cumulative capital commitments. Vista exclusively invests in software, data and technology-enabled organizations led by world-class management teams. As a value-added investor with a long-term perspective, Vista contributes professional expertise and multi-level support towards companies to realize their potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven management techniques that yield flexibility and opportunity.
General Corporate Information
Jamf was founded in 2002. We were incorporated in 2017 as Juno Topco, Inc., a Delaware corporation, in connection with the Vista’s acquisition of Jamf. Effective June 25, 2020, the name of our company was changed to Jamf Holding Corp. Our principal executive offices are located at 100 Washington Ave S, Suite 1100, Minneapolis, MN. Our telephone number is (612) 605-6625. Our website address is www.jamf.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We are a holding company and all of our business operations are conducted through our subsidiaries.
This prospectus and the documents incorporated by reference herein include our trademarks and service marks, such as “Jamf,” which are protected under applicable intellectual property laws and are our property. This prospectus and the documents incorporated by reference herein also contain trademarks, service marks, trade names and copyrights of other companies, such as “Amazon” and “Apple,” which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus and the documents incorporated by reference herein may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company for the first five fiscal years after the completion of our initial public offering (“IPO”) unless one of the following occurs: (i) our total annual gross revenue is at least $1.07 billion, (ii) we have issued more than $1.0 billion in non-convertible debt securities during the prior three year period, or (iii) we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30.
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and expect to elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.
The JOBS Act also permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.

THE OFFERING
Common stock offered by the selling shareholders
8,500,000 shares.
Option to purchase additional shares from certain of the selling shareholders
The underwriters have the option to purchase up to an additional          shares from certain of the selling shareholders, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus.
Common stock to be outstanding after this
offering
118,084,854 shares.
Use of proceeds
The selling shareholders will receive all of the net proceeds from this offering and we will not receive any proceeds from the sale of shares of common stock in this offering. See “Use of Proceeds”.
Controlled company
After this offering, assuming an offering size as set forth in this section, the Vista Funds will own approximately 54.7% of our common stock (or 53.6% of our common stock if the underwriters’ option to purchase additional shares from certain of the selling shareholders is exercised in full). As a result, we will remain a controlled company within the meaning of the corporate governance standards of the NASDAQ. See “Management — Corporate Governance — Controlled Company Status”.
Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus and in our Annual Report on Form 10-K for the Year Ended December 31, 2020 and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporate by reference herein, which is incorporated by reference herein, for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Trading symbol
“JAMF”
The number of shares of common stock to be outstanding following this offering is based on 117,884,854 shares of common stock outstanding as of May 25, 2021, and excludes:
•
6,342,108 shares of common stock issuable upon the exercise of options outstanding as of May 25, 2021, with a weighted average exercise price of $6.29 per share, of which 200,000 shares will be issued upon the exercise of options by certain of the selling shareholders and will be sold in this offering and are included in shares of common stock to be outstanding after this offering;

•
1,353,812 shares of common stock issuable upon vesting and settlement of restricted stock units (“RSUs”) as of May 25, 2021;

•
128,928 shares of common stock reserved for future issuance under our 2017 Stock Option Plan (the “2017 Plan”) as of May 25, 2021; and

•
18,125,887 shares of common stock reserved for future issuance under our 2020 Omnibus Incentive Plan (the “2020 Plan”) as of May 25, 2021.

Unless otherwise indicated, all information in this prospectus assumes:
•
no exercise of outstanding options or issuance of shares of common stock upon vesting and settlement of RSUs after May 25, 2021; and

•
no exercise by the underwriters of their option to purchase up to 1,275,000 additional shares of common stock from certain of the selling shareholders.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data. The summary consolidated statement of operations data and summary consolidated statement of cash flows data for the three months ended March 31, 2021 and 2020 and the summary consolidated balance sheet data as of March 31, 2021 are derived from our unaudited interim consolidated financial statements that are included in our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, which is incorporated by reference in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair presentation of our unaudited interim consolidated financial statements.The summary consolidated statement of operations data and summary consolidated statement of cash flows data for the years ended December 31, 2020, 2019 and 2018 and the summary consolidated balance sheet data as of December 31, 2020 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the summary historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporated by reference in this prospectus.
	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands, except share and per share amounts)
Consolidated Statement of Operations Data:
Revenue:
Subscription	$74,923	$54,618	$249,192	$175,189	$113,040
Services	4,003	4,010	14,525	19,008	20,206
License	2,242	1,762	5,734	9,830	13,316
Total revenue	81,168	60,390	269,451	204,027	146,562
Cost of revenue:
Cost of subscription(1)(2) (exclusive of amortization expense shown below)	12,014	9,248	39,323	31,539	24,088
Cost of services(1)(2) (exclusive of amortization expense shown below)	2,465	3,086	10,712	14,224	16,246
Amortization expense	2,777	2,677	10,753	10,266	8,969
Total cost of revenue	17,256	15,011	60,788	56,029	49,303
Gross profit	63,912	45,379	208,663	147,998	97,259
Operating expenses:
Sales and marketing(1)(2)	29,332	22,282	96,251	71,006	51,976
Research and development(1)(2)	15,626	12,617	52,431	42,829	31,515
General and administrative(1)(2)(3)	16,105	11,289	51,904	32,003	22,270
Amortization expense	5,627	5,674	22,575	22,416	21,491

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands, except share and per share amounts)
Total operating expenses	66,690	51,862	223,161	168,254	127,252
Loss from operations	(2,778)	(6,483)	(14,498)	(20,256)	(29,993)
Interest expense, net	(55)	(4,778)	(10,741)	(21,423)	(18,203)
Loss on extinguishment of debt	—	—	(5,213)	—	—
Foreign currency transaction loss	(171)	(304)	(722)	(1,252)	(418)
Other income, net	—	55	91	220	221
Loss before income tax (provision) benefit	(3,004)	(11,510)	(31,083)	(42,711)	(48,393)
Income tax (provision) benefit	(65)	3,220	8,312	10,111	12,137
Net loss	$(3,069)	$(8,290)	$(22,771)	$(32,600)	$(36,256)
Per Share Data:(4)
Net loss per share:
Basic	$(0.03)	$(0.08)	$(0.21)	$(0.32)	$(0.35)
Diluted	$(0.03)	$(0.08)	$(0.21)	$(0.32)	$(0.35)
Weighted average shares used in computing net loss per share:
Basic	117,386,322	102,860,545	108,908,597	102,752,092	102,325,465
Diluted	117,386,322	102,860,545	108,908,597	102,752,092	102,325,465
	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$4,023	$(7,355)	$52,743	$11,904	$9,360
Net cash used in investing activities	(6,319)	(1,039)	(6,876)	(47,363)	(5,802)
Net cash provided by (used in) financing activities	4,019	(1,362)	115,964	28,652	1,770
Non-GAAP Financial Data (unaudited):
Non-GAAP Gross Profit(5)	$67,090	$48,094	$220,287	$158,458	$106,453
Non-GAAP Operating Income(6)	9,263	4,279	30,443	16,479	2,940
Adjusted EBITDA(7)	10,643	5,569	35,374	20,824	6,615

(1)
Includes stock-based compensation as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Cost of revenue:
Subscription	$324	$38	$732	$194	$225
Services	77	—	139	—	—
Sales and marketing	842	111	1,748	460	529
Research and development	778	157	1,533	394	239
General and administrative	811	505	2,591	1,413	1,322
	$2,832	$811	$6,743	$2,461	$2,315

(2)
Includes depreciation expense as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Cost of revenue:
Subscription	$263	$238	$917	$846	$745
Services	43	53	193	232	285
Sales and marketing	574	494	1,829	1,582	1,238
Research and development	305	292	1,067	1,052	905
General and administrative	195	156	834	413	281
	$1,380	$1,233	$4,840	$4,125	$3,454

(3)
Includes acquisition-related expense as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)		(in thousands)
General and administrative	$110	$1,600	$5,200	$1,392	$158
General and administrative also includes a Digita earnout benefit (expense) of $(0.3) million, $1.0 million and $(0.2) million for the three months ended March 31, 2021 and the years ended December 31, 2020 and 2019, respectively.
(4)
See Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, which is incorporated by reference in this prospectus, for an explanation of the method used to calculate our basic and diluted net loss per share and the weighted average number of shares used in the computation of the per share amounts.

(5)
We define Non-GAAP Gross Profit as gross profit, adjusted for stock-based compensation expense and amortization expense. For a reconciliation of Non-GAAP Gross Profit to gross profit, the most directly comparable measure calculated and presented in accordance with GAAP, see “— Non-GAAP Financial Measures — Non-GAAP Gross Profit”.

(6)
We define Non-GAAP Operating Income as operating loss, adjusted for amortization, stock-based compensation, acquisition-related expense, acquisition-related earnout, costs associated with our secondary offerings and payroll taxes related to stock-based compensation. Non-GAAP Operating Income is a supplemental measure that is not calculated and presented in accordance with GAAP. For a reconciliation of Non-GAAP Operating Income to operating loss, the most directly comparable measure calculated and presented in accordance with GAAP, see “— Non-GAAP Financial Measures — Non-GAAP Operating Income”.

(7)
We define Adjusted EBITDA as net loss, adjusted for interest expense, net, provision (benefit) for income taxes, depreciation and amortization, stock-based compensation, foreign currency transaction loss, loss on extinguishment of debt, acquisition-related expense, acquisition-related earnout, costs associated with our secondary offerings and payroll taxes related to stock-based compensation. For a reconciliation of Adjusted EBITDA to net loss, the most directly comparable measure calculated and presented in accordance with GAAP, see “— Non-GAAP Financial Measures — Adjusted EBITDA”.

March 31, 2021
(in thousands)
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$196,190
Working capital(a)	98,297
Total assets	1,115,184
Deferred revenues	221,579
Debt	—
Total liabilities	295,921
Total stockholders’ equity	819,263

(a)
We define working capital as current assets less current liabilities.

Quarterly Results of Operations and Other Data
The following tables set forth selected unaudited consolidated quarterly statements of operations data for each of the twelve fiscal quarters ended March 31, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements that are included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporated by reference in this prospectus, and in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes that are included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporated by reference in this prospectus. These quarterly results are not necessarily indicative of our results of operations to be expected for any future period.
	For the Three Months Ended,
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Subscription	$74,923	$70,044	$65,782	$58,748	$54,618	$50,093	$47,051	$41,264	$36,781	$33,125	$31,244	$26,454
Services	4,003	4,459	3,605	2,451	4,010	4,479	5,234	4,794	4,501	5,332	5,510	4,970
License	2,242	1,923	1,017	1,032	1,762	2,449	2,283	2,252	2,846	3,440	2,539	3,183
Total revenue	81,168	76,426	70,404	62,231	60,390	57,021	54,568	48,310	44,128	41,897	39,293	34,607
Cost of revenue:
Cost of subscription(1) (exclusive of amortization expense shown below)	12,014	11,196	10,117	8,762	9,248	9,114	8,045	7,423	6,957	6,519	6,264	5,752
Cost of services(1) (exclusive of amortization expense shown below)	2,465	2,976	2,443	2,207	3,086	3,635	3,397	3,549	3,643	3,811	4,097	4,110
Amortization expense	2,777	2,719	2,679	2,678	2,677	2,678	2,634	2,513	2,441	2,298	2,231	2,220
Total cost of revenue	17,256	16,891	15,239	13,647	15,011	15,427	14,076	13,485	13,041	12,628	12,592	12,082
Gross profit	63,912	59,535	55,165	48,584	45,379	41,594	40,492	34,825	31,087	29,269	26,701	22,525
Operating expenses:
Sales and marketing(1)	29,332	30,516	23,251	20,202	22,282	22,156	16,962	16,612	15,276	15,500	13,298	12,554
Research and development(1)	15,626	15,149	12,736	11,929	12,617	13,376	10,919	9,491	9,043	8,375	7,902	7,540
General and administrative(1)	16,105	20,091	13,921	6,603	11,289	10,427	6,779	7,534	7,263	6,743	5,164	5,063
Amortization expense	5,627	5,634	5,633	5,634	5,674	5,530	5,627	5,626	5,633	5,375	5,372	5,372
Total operating expenses	66,690	71,390	55,541	44,368	51,862	51,489	40,287	39,263	37,215	35,993	31,736	30,529
Income (loss) from operations	(2,778)	(11,855)	(376)	4,216	(6,483)	(9,895)	205	(4,438)	(6,128)	(6,724)	(5,035)	(8,004)
Interest expense, net	(55)	(66)	(1,207)	(4,690)	(4,778)	(4,998)	(5,473)	(5,481)	(5,471)	(4,285)	(4,738)	(4,778)
Loss on extinguishment of debt	—	—	(5,213)	—	—	—	—	—	—	—	—	—
Foreign currency transaction gain (loss)	(171)	(251)	(154)	(13)	(304)	59	(861)	(197)	(253)	(79)	(94)	(183)
Other income, net	—	—	—	36	55	55	55	55	55	55	55	56
Loss before income tax (provision) benefit	(3,004)	(12,172)	(6,950)	(451)	(11,510)	(14,779)	(6,074)	(10,061)	(11,797)	(11,033)	(9,812)	(12,909)
Income tax (provision) benefit	(65)	3,207	1,857	28	3,220	3,530	1,404	2,390	2,787	3,039	2,352	3,239
Net loss	$(3,069)	$(8,965)	$(5,093)	$(423)	$(8,290)	$(11,249)	$(4,670)	$(7,671)	$(9,010)	$(7,994)	$(7,460)	$(9,670)

(1)
Includes stock-based compensation as follows:

	For the Three Months Ended,
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	(in thousands)
Cost of revenue:
Subscription	$324	$342	$314	$38	$38	$38	$38	$55	$63	$60	$62	$59
Services	77	77	62	—	—	—	—	—	—	—	—	—
Sales and marketing	842	851	675	111	111	112	112	143	93	202	113	132
Research and development	778	712	523	141	157	110	99	95	90	(20)	84	86
General and administrative	811	858	754	474	505	385	349	356	323	326	353	369
	$2,832	$2,840	$2,328	$764	$811	$645	$598	$649	$569	$568	$612	$646

Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the non-GAAP measures of Non-GAAP Gross Profit, Non-GAAP Gross Profit Margin, Non-GAAP Operating Income, Non-GAAP Operating Income Margin, Non-GAAP Net Income and Adjusted EBITDA are useful in evaluating our operating performance. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.
Non-GAAP Gross Profit
Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin are supplemental measures of operating performance that are not prepared in accordance with GAAP and that do not represent, and should not be considered as, alternatives to gross profit or gross profit margin, as determined in accordance with GAAP. We define Non-GAAP Gross Profit as gross profit, adjusted for stock-based compensation expense and amortization expense. We define Non-GAAP Gross Profit Margin as Non-GAAP Gross Profit as a percentage of total revenue.
We use Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin to understand and evaluate our core operating performance and trends and to prepare and approve our annual budget. We believe Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin are useful measures to us and to our investors to assist in evaluating our core operating performance because it provides consistency and direct comparability with our past financial performance and between fiscal periods, as the metric eliminates the effects of variability of stock-based compensation expense and amortization of acquired developed technology, which are non-cash expenses that may fluctuate for reasons unrelated to overall operating performance. While the amortization expense of acquired developed technology is excluded from Non-GAAP Gross Profit, the revenue related to acquired developed technology is reflected in Non-GAAP Gross Profit as these assets contribute to our revenue generation.
Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, Non-GAAP Gross Profit and Non-GAAP Gross Profit Margin should not be considered as replacements for gross profit or gross profit margin, as determined by GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.
A reconciliation of Non-GAAP Gross Profit to gross profit, the most directly comparable GAAP measure, is as follows:
	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Gross profit	$63,912	$45,379	$208,663	$147,998	$97,259
Amortization expense	2,777	2,677	10,753	10,266	8,969
Stock-based compensation	401	38	871	194	225
Non-GAAP Gross Profit	$67,090	$48,094	$220,287	$158,458	$106,453
Non-GAAP Gross Profit Margin	83%	80%	82%	78%	73%
Non-GAAP Operating Income
Non-GAAP Operating Income and Non-GAAP Operating Income Margin are supplemental measures of operating performance that are not prepared in accordance with GAAP and that do not represent, and should not be considered as, alternatives to operating loss or operating loss margin, as determined in accordance with GAAP. We define Non-GAAP Operating Income as operating loss, adjusted for amortization, stock-based compensation, acquisition-related expense, acquisition-related earnout, costs associated with our secondary offerings and payroll taxes related to stock-based compensation. In the first quarter of 2021, we began excluding payroll taxes related to stock-based compensation from our non-GAAP measures as these expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise. As a result, these taxes may vary in any particular period independent of the financial and operating performance of our business. Payroll taxes related to stock-based compensation were not material prior to the first quarter of 2021. We define Non-GAAP Operating Income Margin as Non-GAAP Operating Income as a percentage of total revenue.
We use Non-GAAP Operating Income and Non-GAAP Operating Income Margin to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Non-GAAP Operating Income and Non-GAAP Operating Income Margin facilitate comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, help provide a broader picture of factors and trends affecting our results of operations. While the amortization expense of acquired trademarks, customer relationships, and developed technology is excluded from Non-GAAP Operating Income, the revenue related to acquired trademarks, customer relationships, and developed technology is reflected in Non-GAAP Operating Income as these assets contribute to our revenue generation.
Non-GAAP Operating Income and Non-GAAP Operating Income Margin have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. Because of these limitations, Non-GAAP Operating Income and Non-GAAP Operating Income Margin should not be considered as replacements for operating loss or operating loss margin, as determined by GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.
A reconciliation of Non-GAAP Operating Income to operating loss, the most directly comparable GAAP measure, is as follows:
	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Operating loss	$(2,778)	$(6,483)	$(14,498)	$(20,256)	$(29,993)
Amortization expense	8,404	8,351	33,328	32,682	30,460
Stock-based compensation	2,832	811	6,743	2,461	2,315
Acquisition-related expense	110	1,600	5,200	1,392	158
Acquisition-related earnout	300	—	(1,000)	200	—
Offering costs	—	—	670	—	—
Payroll taxes related to stock-based compensation	395	—	—	—	—
Non-GAAP Operating Income	$9,263	$4,279	$30,443	$16,479	$2,940
Non-GAAP Operating Income Margin	11%	7%	11%	8%	2%
Non-GAAP Net Income
Non-GAAP Net Income (Loss) is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to net loss, as determined in accordance with GAAP. We define Non-GAAP Net Income (Loss) as net loss, adjusted for amortization, stock-based compensation, foreign currency transaction loss, loss on extinguishment of debt, acquisition-related expense, acquisition-related earnout, costs associated with our secondary offerings, payroll taxes related to stock-based compensation, discrete tax items and provision (benefit) for income taxes.
We use Non-GAAP Net Income (Loss) to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that

Non-GAAP Net Income (Loss) facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations. While the amortization expense of acquired trademarks, customer relationships, and developed technology is excluded from Non-GAAP Net Income (Loss), the revenue related to acquired trademarks, customer relationships, and developed technology is reflected in Non-GAAP Net Income (Loss) as these assets contribute to our revenue generation.
Non-GAAP Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Non-GAAP Net Income (Loss) should not be considered as a replacement for net loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.
A reconciliation of Non-GAAP Net Income (Loss) to net loss, the most directly comparable GAAP measure, is as follows:
	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Net loss	$(3,069)	$(8,290)	$(22,771)	$(32,600)	$(36,256)
Amortization expense	8,404	8,351	33,328	32,682	30,460
Stock-based compensation	2,832	811	6,743	2,461	2,315
Foreign currency transaction loss	171	304	722	1,252	418
Loss on extinguishment of debt	—	—	5,213	—	—
Acquisition-related expense	110	1,600	5,200	1,392	158
Acquisition-related earnout	300	—	(1,000)	200	—
Offering costs	—	—	670	—	—
Payroll taxes related to stock-based compensation	395	—	—	—	—
Discrete tax items	49	(318)	(2,937)	53	(534)
Provision (benefit) for income taxes(1)	66	(2,703)	(9,793)	(9,280)	(8,124)
Non-GAAP Net Income (Loss)	$9,258	$(245)	$15,375	$(3,840)	$(11,563)

(1)
With the exception of the first quarter of 2021 and the fourth quarter of 2020, the related tax effects of the adjustments to Non-GAAP Net Income (Loss) were calculated using the respective statutory tax rate for the applicable jurisdictions, which was not materially different from our annual effective tax rate for full year 2020 and 2019 of approximately 25%. In the first quarter of 2021, our annual effective tax rate was impacted by changes in the domestic valuation allowance. In the fourth quarter of 2020, our annual effective tax rate was impacted by changes in the valuation allowance and foreign currencies. Therefore, we used the annual effective tax rates of (0.5)% and 15.4% in the first quarter of 2021 and the fourth quarter of 2020, respectively, as these rates were materially different than our statutory rate.

Adjusted EBITDA
Adjusted EBITDA is a supplemental measure of operating performance that is not prepared in accordance with GAAP and that does not represent, and should not be considered as, an alternative to net loss, as determined in accordance with GAAP. We define Adjusted EBITDA as net loss, adjusted for interest expense, net, provision (benefit) for income taxes, depreciation and amortization, stock-based compensation, foreign currency transaction loss, loss on extinguishment of debt, acquisition-related expense, acquisition-related earnout, costs associated with our secondary offerings and payroll taxes related to stock-based compensation.
We use Adjusted EBITDA to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operating plans. We believe that Adjusted EBITDA facilitates comparison of our operating performance on a consistent basis between periods, and when viewed in combination with our results prepared in accordance with GAAP, helps provide a broader picture of factors and trends affecting our results of operations.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, Adjusted EBITDA should not be considered as a replacement for net loss, as determined by GAAP, or as a measure of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes.
A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, is as follows:
	Three Months Ended March 31,		Years Ended December 31,
	2021	2020	2020	2019	2018
	(in thousands)
Net loss	$(3,069)	$(8,290)	$(22,771)	$(32,600)	$(36,256)
Interest expense, net	55	4,778	10,741	21,423	18,203
Provision (benefit) for income taxes	65	(3,220)	(8,312)	(10,111)	(12,137)
Depreciation expense	1,380	1,235	4,840	4,125	3,454
Amortization expense	8,404	8,351	33,328	32,682	30,460
Stock-based compensation	2,832	811	6,743	2,461	2,315
Foreign currency transaction loss	171	304	722	1,252	418
Loss on extinguishment of debt	—	—	5,213	—	—
Acquisition-related expense	110	1,600	5,200	1,392	158
Acquisition-related earnout	300	—	(1,000)	200	—
Offering costs	—	—	670	—	—
Payroll taxes related to stock-based compensation	395	—	—	—	—
Adjusted EBITDA	$10,643	$5,569	$35,374	$20,824	$6,615

RISK FACTORS
A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks described below, as well as the risks and uncertainties set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the Year Ended December 31, 2020, and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporated by reference in this prospectus, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occur, or if any additional risks not presently known to us or that we have currently deemed immaterial occur, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.
Risks Related to Ownership of Our Common Stock and this Offering
Vista controls us, and its interests may conflict with ours or yours in the future.
Immediately following this offering, Vista will beneficially own approximately 54.7% of our common stock, or 53.6% if the underwriters exercise in full their option to purchase additional shares from certain of the selling shareholders. This means that, based on its percentage voting power, Vista controls the vote of all matters submitted to a vote of our Board or shareholders, which enables it to control the election of the members of the Board and all other corporate decisions. In addition, our bylaws provide that Vista has the right to designate the Chairman of the Board for so long as Vista beneficially owns at least 30% or more of the voting power of the then outstanding shares of our capital stock then entitled to vote generally in the election of directors. Even when Vista ceases to own shares of our stock representing a majority of the total voting power, for so long as Vista continues to own a significant portion of our stock, Vista will still be able to significantly influence the composition of our Board, including the right to designate the Chairman of our Board, and the approval of actions requiring shareholder approval. Accordingly, for such period of time, Vista will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our charter and bylaws, which govern the rights attached to our common stock. In particular, for so long as Vista continues to own a significant percentage of our stock, Vista will be able to cause or prevent a change of control of us or a change in the composition of our Board, including the selection of the Chairman of our Board, and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.
In addition, we are party to a director nomination agreement with Vista that provides Vista the right to designate: (i) all of the nominees for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owns as of the date of our IPO; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owns as of the date of our IPO; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owns as of the date of our IPO; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owns as of the date of our IPO; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the total number of shares of our common stock it owns as of the date of our IPO. The director nomination agreement also provides that Vista may assign such right to a Vista affiliate. The director nomination agreement prohibits us from increasing or decreasing the size of our Board without the prior written consent of Vista.
Vista and its affiliates engage in a broad spectrum of activities, including investments in the information and business services industry generally. In the ordinary course of their business activities, Vista and its affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our certificate of incorporation provides that none of Vista, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Vista also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Vista may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.
We are a “controlled company” within the meaning of the rules of NASDAQ and, as a result, we qualify for, and currently rely on, exemptions from certain corporate governance requirements. You will not have the same protections as those afforded to stockholders of companies that are subject to such governance requirements.
Upon the listing of our common stock on NASDAQ we became a “controlled company” within the meaning of the rules of NASDAQ. Investment funds affiliated with Vista continue to control a majority of the voting power of our outstanding common stock. As a result, we will remain a “controlled company” within the meaning of the corporate governance standards of NASDAQ. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
•
the requirement that a majority of our Board consist of independent directors;

•
the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•
the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

We intend to continue to utilize these exemptions. As a result, we may not have a majority of independent directors on our Board, our Compensation and Nominating Committee may not consist entirely of independent directors and our Compensation and Nominating Committee may not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ.
An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.
Our IPO occurred in July 2020. Therefore, there has been a public market for our common stock for a short period of time. Although we have listed our common stock on NASDAQ under the symbol “JAMF,” an active trading market for our shares may not be sustained. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

For as long as we are an “emerging growth company”, we will not be required to comply with certain public company reporting requirements, which could make our common stock less attractive to investors.
We are an “emerging growth company”, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved and (iv) not being required to provide audited financial statements for the year ended December 31, 2017, or five years of Selected Consolidated Financial Data, in this prospectus. We could be an emerging growth company for up to five years after the first sale of our common stock in our IPO, which fifth anniversary will occur in 2025. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer”, our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.
Under the JOBS Act, emerging growth companies may also elect to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis.
Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.
In addition to Vista’s beneficial ownership of 54.7% of our common stock after this offering (or 53.6%, if the underwriters exercise in full their option to purchase additional shares from the selling shareholders), our certificate of incorporation and bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things:
•
these provisions allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•
these provisions provide for a classified board of directors with staggered three-year terms;

•
these provisions provide that, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class;

•
these provisions prohibit shareholder action by written consent from and after the date on which Vista beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors;

•
these provisions provide that for as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock and at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class; and

•
these provisions establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of our stock entitled to vote generally in the election of directors, such advance notice procedure will not apply to it.

Our certificate of incorporation contains a provision that provides us with protections similar to Section 203 of the DGCL, and prevents us from engaging in a business combination with a person (excluding Vista and any of its direct or indirect transferees and any group as to which such persons are a party) who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or shareholder approval is obtained prior to the acquisition. These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.
These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.
Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.
Pursuant to our certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Our certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our certificate of incorporation described above. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
Our operating results and stock price may be volatile, and the market price of our common stock may drop below the price you pay.
Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:
•
market conditions in our industry or the broader stock market;

•
sales of Apple devices, Apple’s reputation and enterprise adoption of Apple devices;

•
actual or anticipated fluctuations in our quarterly financial and operating results;

•
introduction of new products or services by us, Apple or our competitors;

•
issuance of new or changed securities analysts’ reports or recommendations;

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sales, or anticipated sales, of large blocks of our stock;

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additions or departures of key personnel;

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regulatory or political developments;

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litigation and governmental investigations;

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changing economic conditions, including impacts from COVID-19;

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investors’ perception of us;

•
events beyond our control such as weather and war; and

•
any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
Substantial blocks of our total outstanding shares may be sold into the market. If there are substantial sales of shares of our common stock, the price of our common stock could decline.
The price of our common stock could decline if there are substantial sales of shares of our common stock particularly sales by our directors, executive officers, and significant shareholders, if there is a large number of shares of our common stock available for sale, or if there is the perception that these sales could occur. As of March 31, 2021, we had 117,705,895 shares of our common stock outstanding. All of the shares of common stock sold in our IPO and November 2020 follow-on offering are available for sale in the public market. In addition, we have registered shares of common stock that we may issue under our equity compensation plans. Such shares can be freely sold in the public market upon issuance. Shares held by directors, executive officers and other affiliates are subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.
In connection with our IPO, we entered into a registration rights agreement with Vista. Vista is entitled to request that we register Vista’s shares in the future, subject to the terms and conditions of the registration rights agreement, and our executive officers may also elect to participate in such offerings from time to time. Vista is also entitled to participate in certain of our registered offerings, subject to the restrictions in the registration rights agreement. We will pay Vista’s expenses in connection with Vista’s exercise of these rights. These registration rights would facilitate the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading.
Subject to certain exceptions described in the section titled “Underwriting,” we, our directors and executive officers and the Vista Funds (as well as a certain charity if it receives a contribution of shares of common stock from the Vista Funds) have entered into or will enter into lock up agreements with the underwriters of this offering pursuant to which we and they have agreed, or will agree, that, subject to certain exceptions, we will not issue, and they will not directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 45 days after the date of this prospectus. See “Underwriting” and “Shares Eligible for Future Sale” for more information. All of such shares will be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by J.P. Morgan Securities LLC on behalf of the underwriters.
Certain of our employees, including our executive officers, and/or directors have entered into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans may be permitted, pursuant to the terms of such trading plans, including prior to the expiration of the lock-up agreements relating to this offering.
The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of such shares intend to sell their shares.
In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding common stock.
Because we have no current plans to pay regular cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our common stock for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of our existing indebtedness and any future outstanding indebtedness we or our subsidiaries incur, including under the new credit agreement (the “New Credit Agreement”) we entered into on July 27, 2020, providing for a new revolving credit facility (our “New Revolving Credit Facility”) with an initial $150.0 million in commitments for revolving loans, which may be increased or decreased under specific circumstances, with a $25.0 million letter of credit sublimit and a $50.0 million alternative currency sublimit. As of December 31, 2020, we had $1.0 million of letters of credit outstanding under our New Revolving Credit Facility. The maturity date of the New Credit Agreement is July 27, 2025. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.
The trading market for our shares is influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.
Our certificate of incorporation authorizes us to issue one or more series of preferred stock. Our Board has the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements (including statements found in documents incorporated herein by reference, to the extent applicable). Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results or our plans and objectives for future operations, growth initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including those disclosed in “Risk Factors” and elsewhere in this prospectus and “Risk Factors” and elsewhere in our Annual Report on Form 10-K for the Year Ended December 31, 2020, and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporated by reference in this prospectus.
We derive many of our forward-looking statements from our operating budgets and forecasts, which are based on many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” in this prospectus and “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the Year Ended December 31, 2020, and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporated by reference in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in the context of these risks and uncertainties.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus, or any document incorporated by reference, are made only as of the date hereof or thereof (as applicable). We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the information presented in this prospectus or the documents incorporated by reference in this prospectus are generally reliable, forecasts, assumptions, expectations, beliefs, estimates and projects involve risk and uncertainties and are subject to change based on various factors, including those described under “Forward-Looking Statements” and “Risk Factors” in this prospectus and “Risk Factors” included in our Annual Report on Form 10-K for the Year Ended December 31, 2020, and our Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2021, each of which is incorporated by reference in this prospectus.
This prospectus includes references to our Net Promoter Score. A Net Promoter Score is a metric used for measuring customer satisfaction and loyalty. We calculate our Net Promoter Score by asking customers the following question: “How likely are you to recommend Jamf to another organization?” Customers are then given a scale from 0 (labeled as “Not at all likely”) to 10 (labeled as “Extremely Likely”). Customers rating us 6 or below are considered “Detractors,” 7 or 8 are considered “Passives,” and 9 or 10 are considered “Promoters.” To calculate our Net Promoter Score, we subtract the total percentage of Detractors from the total percentage of Promoters. For example, if 50% of overall respondents were Promoters and 10% were Detractors, our Net Promoter Score would be 40. The Net Promoter Score gives no weight to customers who decline to answer the survey question. This method is substantially consistent with how businesses across Enterprise Software and other industries typically calculate their Net Promoter Score.
Our most recent Net Promoter Score as of March 31, 2021 for our products Jamf Pro, Jamf Now and Jamf Connect on a consolidated basis was 54.3. We use our Net Promoter Score results to anticipate and provide more attention to customers who may be in the Detractor category and, for those in the Promoter category, as a predictive indicator of a customer’s desire to remain a customer for the long-term.

USE OF PROCEEDS
The selling shareholders are selling all of the common stock being sold in this offering, including any shares sold upon the exercise of the underwriters’ option to purchase additional shares from certain of the selling shareholders. See “Principal and Selling Shareholders”. Accordingly, we will not receive any proceeds from this offering. We will bear the costs associated with the sale of the shares sold in this offering by the selling shareholders, other than underwriting discounts and commissions.
We will receive proceeds of $1.1 million in aggregate upon the exercise of options to purchase an aggregate of 200,000 shares of our common stock by certain of the selling shareholders in order to sell those shares in this offering.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends is at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information about the beneficial ownership of our common stock as of May 25, 2021 and as adjusted to reflect (i) the contribution by the Vista Funds of 160,000 shares to the Student Freedom Initiative, Inc. and (ii) the sale of the common stock in this offering, for:
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each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

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each selling shareholder;

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each of our directors;

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each of our Named Executive Officers; and

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all of our directors and executive officers as a group.

Each shareholder’s percentage ownership before the offering is based on 117,884,854 shares of common stock outstanding as of May 25, 2021. Each shareholder’s percentage ownership after the offering is based on common stock outstanding immediately after the completion of this offering. Certain of the selling shareholders have granted the underwriters an option to purchase up to 1,275,000 additional shares of common stock from such selling shareholders.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or RSUs that are currently exercisable or exercisable within 60 days of May 25, 2021 are deemed to be outstanding and beneficially owned by the person holding the options or RSUs. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.
Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o 100 Washington Ave S, Suite 1100, Minneapolis, MN. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

			Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		No exercise Number of shares	Full Exercise Number of shares	No Exercise of Underwriters’ Option	Full Exercise of Underwriters’ Option
	Number of Shares	Percentage			Percentage	Percentage
5% and Selling Shareholders:
Vista Funds(1)	72,685,508	61.7%	64,545,508	63,270,508	54.7%	53.6%
Other Selling Shareholders:
Student Freedom Initiative, Inc.(2)	160,000	*	—	—	—	—
Directors and Named Executive Officers:
Dean Hager(3)	1,134,478	1.0%	934,478	934,478	*	*
Jill Putman(4)	336,693	*	336,693	336,693	*	*
John Strosahl(5)	224,104	*	224,104	224,104	*	*
David Breach	—	—	—	—	—	—
Andre Durand	84,081	*	84,081	84,081	*	*
Michael Fosnaugh	—	—	—	—	—	—
Virginia Gambale	—	—	—	—	—	—
Charles Guan	—	—	—	—	—	—
Kevin Klausmeyer	27,875	*	27,875	27,875	*	*
Vina Leite	—	—	—	—	—	—
Christina Lema	—	—	—	—	—	—
Martin Taylor	—	—	—	—	—	—
Directors and executive officers as a group (15 individuals)(6)	2,278,666	1.9%	2,078,666	2,078,666	1.8%	1.8%

(1)
Represents (a) 38,885,866 shares held directly by Vista Equity Partners Fund VI, L.P. (“VEPF VI”), (b) 23,587,729 shares held directly by Vista Equity Partners Fund VI-A, L.P. (“VEPF VI-A”), (c) 475,138 shares held directly by VEPF VI FAF, L.P. (“FAF”), (d) 7,212,426 shares held directly by Vista Co-Invest Fund 2017-1, L.P. (“Vista Co-Invest”) and (e) 2,524,349 shares held directly by VEPF VI Co-Invest 1, L.P. (“VEPF Co-Invest,” and collectively with VEPF VI, VEPF VI-A, FAF and Vista Co-Invest, the “Vista Funds”). Vista Equity Partners Fund VI GP, L.P. (“Fund VI GP”) is the sole general partner of each of VEPF VI, VEPF VI-A and FAF. Fund VI GP’s sole general partner is VEPF VI GP, Ltd. (“Fund VI UGP”). Vista Co-Invest Fund 2017-1 GP, L.P. (“Vista Co-Invest GP”) is the sole general partner of Vista Co-Invest. Vista Co-Invest GP’s sole general partner is Vista Co-Invest Fund 2017-1 GP, Ltd. (“Vista Co-Invest UGP”). VEPF VI Co-Invest 1 GP, L.P. (“VEPF Co-Invest GP”) is the sole general partner of VEPF Co-Invest. VEPF Co-Invest GP’s sole general partner is VEPF VI Co-Invest 1 GP, Ltd. (“VEPF Co-Invest UGP”). Robert F. Smith is the sole director and one of 11 members of each of Fund VI UGP, Vista Co-Invest UGP and VEPF Co-Invest UGP. VEPF Management, L.P. (“Management Company”) is the sole management company of each of the Vista Funds. The Management Company’s sole general partner is VEP Group, LLC (“VEP Group”), and the Management Company’s sole limited partner is Vista Equity Partners Management, LLC (“VEPM”). VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, Fund VI GP, Fund VI UGP, Vista Co-Invest GP, Vista Co-Invest UGP, VEPF Co-Invest GP, VEPF Co-Invest UGP, the Management Company, VEPM and VEP Group may be deemed the beneficial owners of the shares held by the Vista Funds. The principal business address of each of the Vista Funds, Fund VI GP, Fund VI UGP, Vista Co-Invest GP, Vista Co-Invest UGP, VEPF Co-Invest GP, VEPF Co-Invest UGP, the Management Company, VEPM and VEP Group is c/o Vista Equity Partners, 4 Embarcadero Center, 20th Fl., San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

(2)
Represents shares received as a charitable contribution from certain affiliates of Vista on June 9, 2021. The address of the Student Freedom Initiative, Inc. is 1805 7th St. NW, Ste. 200, Washington, D.C. 20001.

(3)
Includes 1,130,632 shares that may be acquired within 60 days upon the exercise of vested options.

(4)
Includes 301,921 shares that may be acquired within 60 days upon the exercise of vested options.

(5)
Includes 105,875 shares that may be acquired within 60 days upon the exercise of vested options.

(6)
Includes 1,694,902 shares that may be acquired within 60 days upon the exercise of vested options.

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of undesignated preferred stock, par value $0.001 per share. As of March 31, 2021, we had 117,705,895 shares of common stock outstanding held by 25 shareholders of record and no shares of preferred stock outstanding, 6,521,067 shares of common stock issuable upon exercise of outstanding stock options and 1,374,401 shares of common stock issuable upon the vesting and settlement of outstanding RSUs. After this offering, we expect to have 118,084,854 shares of our common stock outstanding and no shares of preferred stock outstanding. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws and to the applicable provisions of the DGCL.
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our Board may determine from time to time.
Voting Rights
Each outstanding share of common stock are entitled to one vote on all matters submitted to a vote of shareholders. Holders of shares of our common stock shall have no cumulative voting rights.
Preemptive Rights
Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities.
Conversion or Redemption Rights
Our common stock is neither convertible nor redeemable.
Liquidation Rights
Upon our liquidation, the holders of our common stock are entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.
Preferred Stock
Our Board may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our Board, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock and the market value of our common stock.
Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws
Our certificate of incorporation, bylaws and the DGCL contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our Board. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders.
These provisions include:
Classified Board
Our certificate of incorporation provides that our Board is divided into three classes of directors, with the classes as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board are elected each year. The classification of directors has the effect of making it more difficult for shareholders to change the composition of our Board. Our certificate of incorporation also provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors is fixed exclusively pursuant to a resolution adopted by our Board. Our Board has nine members.
Shareholder Action by Written Consent
Our certificate of incorporation precludes shareholder action by written consent at any time when Vista beneficially owns, in the aggregate, less than 35% in voting power of the stock of the Company entitled to vote generally in the election of directors.
Special Meetings of Shareholders
Our certificate of incorporation and bylaws provide that, except as required by law, special meetings of our shareholders may be called at any time only by or at the direction of our Board or the chairman of our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 35% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our shareholders shall also be called by our Board or the chairman of our Board at the request of Vista. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Advance Notice Procedures
Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our Board; provided, however, at any time when Vista beneficially owns, in the aggregate, at least 10% in voting power of the stock of the Company entitled to vote generally in the election of directors, such advance notice procedure will not apply to Vista. Shareholders at an annual meeting are only able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although the bylaws do not give our Board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company. These provisions do not apply to nominations by Vista pursuant to the Director Nomination Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions — Director Nomination Agreement” for more details with respect to the director nomination agreement.
Removal of Directors; Vacancies
Our certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Vista beneficially owns, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our Board that results from an increase in the number of directors and any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director.
Supermajority Approval Requirements
Our certificate of incorporation and bylaws provide that our Board is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a shareholder vote in any matter not inconsistent with the laws of the State of Delaware and our certificate of incorporation. For as long as Vista beneficially owns, in the aggregate, at least 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of all outstanding shares of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our shareholders will require the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our certificate of incorporation provides that at any time when Vista beneficially owns, in the aggregate, less than 50% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% (as opposed to a majority threshold that would apply if Vista beneficially owns, in the aggregate, 50% or more) in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2∕3% supermajority vote for shareholders to amend our bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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the provisions regarding resignation and removal of directors;

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the provisions regarding entering into business combinations with interested shareholders;

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the provisions regarding shareholder action by written consent;

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the provisions regarding calling special meetings of shareholders;

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the provisions regarding filling vacancies on our Board and newly created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

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the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our Board, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing shareholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Because our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management.
Authorized but Unissued Shares
Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to stock exchange rules. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. One of the effects of the existence of authorized but unissued common stock or preferred stock may be to enable our Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Business Combinations
We are not subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that the person becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock.
Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions: (1) before the shareholder became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or (3) at or after the time the shareholder became an interested shareholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.
A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a shareholders’ amendment approved by at least a majority of the outstanding voting shares.
We have opted out of Section 203; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:
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prior to such time, our Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

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upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested shareholder.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with the Company for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our Board because the shareholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Our certificate of incorporation provides that Vista, and any of its direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested shareholders” for purposes of this provision.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our shareholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, shareholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Shareholders’ Derivative Actions
Under the DGCL, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such shareholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) is the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against the Company or any director or officer of the Company that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or shareholders. Our certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of our officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation provides that, to the fullest extent permitted by law, none of Vista or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Vista or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our shareholders, through shareholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions that are included in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breaches of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219 and its phone number is (800) 937-5449.
Listing
Our common stock is listed on NASDAQ under the symbol “JAMF”.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. We also cannot predict with certainty when or if Vista will otherwise sell its common stock. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.
Upon completion of this offering, we will have 118,084,854 outstanding shares of our common stock. Of these shares, the 32,764,156 shares sold in our prior offerings and the 8,500,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the conditions of Rule 144.
The remaining 76,820,698 shares of our common stock outstanding after this offering will be “restricted securities”, as that term is defined in Rule 144 of the Securities Act, and we expect that substantially all of these restricted securities will be subject to the lock-up agreements described below. These restricted securities may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 of the Securities Act, which are summarized below.
We have filed with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our 2017 Plan and 2020 Plan. The shares of common stock covered by this registration statement are generally eligible for sale in the public market, subject to certain contractual and legal restrictions summarized below.
Lock-up Agreements
We, each of our directors and executive officers and the Vista Funds have agreed or will agree that, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, subject to limited exceptions, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 45 days after the date of this prospectus. The lock-up restrictions and specified exceptions are described in more detail under “Underwriting”.
Prior to the consummation of this offering, certain of our employees, including our executive officers, and/or directors have entered into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would be permitted, pursuant to the terms of such trading plans, including prior to the expiration of the lock-up agreements relating to this offering.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not otherwise release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.
Registration Rights Agreement
Pursuant to the registration rights agreement, we have granted Vista the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by Vista (or certain transferees) and to provide piggyback registration rights to Vista and certain executives, subject to the certain limitations and priorities on registration detailed therein, on registered offerings initiated by us in certain circumstances. These shares will represent 54.7% of our outstanding common stock after this offering, or 53.6% if the underwriters exercise their option to purchase additional shares from certain of the selling shareholders in full.

Rule 144
In general, under Rule 144, any person who is not our affiliate, who was not our affiliate at any time during the preceding three months and who has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us and subject to applicable lock-up restrictions. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
Subject to applicable lock-up restrictions, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of: (1) 1% of the number of shares of our common stock outstanding, which will equal approximately 1,180,849 shares immediately after this offering; and (2) the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors or officers who acquired shares from us in connection with a compensatory stock or option plan or other compensatory written agreement before the effective date of our IPO are, subject to applicable lock-up restrictions, eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate and was not our affiliate at any time during the preceding three months, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with the holding period requirements under Rule 144, but subject to the other Rule 144 restrictions described above.
Equity Incentive Plans
We have filed with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock that are subject to outstanding options and other awards issuable pursuant to our 2017 Plan and 2020 Plan. Shares covered by such registration statement are available for sale in the open market following its effective date, subject to certain Rule 144 limitations applicable to affiliates and the terms of lock-up agreements applicable to those shares.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of certain U.S. federal income and estate tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The effects of other U.S. federal tax laws, such as gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated or proposed thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case as in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to those discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the U.S.;

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persons subject to the alternative minimum tax;

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persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies and other financial institutions;

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real estate investment trusts or regulated investment companies;

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brokers, dealers or traders in securities;

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“controlled foreign corporations”, “passive foreign investment companies”, and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

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“qualified foreign pension funds” (within the meaning of Section 897(1)(2) of the Code) and entities, all of the interests of which are held by qualified foreign pension fund; and

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tax-qualified retirement plans.

If any partnership or arrangement classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL

AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the U.S.;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. any state thereof, or the District of Columbia;

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an estate whose income is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of all substantial decisions of the trust is by one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess amount will be treated as capital gain and will be treated as described below under “Sale or Other Taxable Disposition”.
Subject to the discussion below on effectively connected income, backup withholding, and the Foreign Account Tax Compliance Act, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes to us or our paying agent prior to the payment of dividends a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) certifying under penalty of perjury that such Non-U.S. Holder is not a “United States person” as defined in the Code and qualifies for a reduced treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or a successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.
Any such effectively connected dividends will generally be subject to U.S. federal income tax at the rates and in the manner generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected dividends. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
Subject to the discussion below on backup withholding and the Foreign Account Tax Compliance Act, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the U.S. to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the sale or other taxable disposition and certain other requirements are met; or

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our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax at the rates and in the manner generally applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include such effectively connected gain.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain derived from the sale or other taxable disposition, which may generally be offset by U.S. source capital losses of the Non-U.S. Holder for that taxable year (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-USRPIs and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded”, as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, five percent or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our common stock were not considered to be “regularly traded” on an established securities market during the calendar year in which the relevant sale or other taxable disposition by a Non-U.S. holder occurs, such Non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our common stock and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or a successor form), or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the U.S. or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our common stock may be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or other taxable disposition. Proceeds of a sale or other disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides, is established or is organized.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the Non-U.S. Holder timely files the appropriate claim with the IRS and furnishes any required information to the IRS.
Non-U.S. Holders should consult their tax advisors regarding information reporting and backup withholding.
Additional Withholding Tax on Payments Made to Foreign Accounts
Subject to the discussion below regarding recently issued Proposed Treasury Regulations, withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each direct and indirect substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions or branches thereof located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and subject to recently issued Proposed Treasury Regulations described below, to payments of gross proceeds from the sale or other disposition of such stock. On December 13, 2018, the U.S. Department of the Treasury released proposed regulations (the preamble to which specifies that taxpayers may rely on them pending finalization) which, would eliminate FATCA withholding on the gross proceeds from a sale or other disposition of our common stock. There can be no assurance that the proposed regulations will be finalized in their present form.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Federal Estate Tax
Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

UNDERWRITING
The Company, the selling shareholders and the representatives of the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table from the selling shareholders. J.P. Morgan Securities LLC, BofA Securities, Inc. and Barclays Capital Inc. are the representatives of the underwriters.
Underwriters	Number of Shares
J.P. Morgan Securities LLC	2,595,732
BofA Securities, Inc.	1,887,805
Barclays Capital Inc.	1,321,463
RBC Capital Markets, LLC	700,000
Mizuho Securities USA LLC	525,000
HSBC Securities (USA) Inc.	280,000
Canaccord Genuity LLC	210,000
JMP Securities LLC	210,000
Piper Sandler & Co.	210,000
William Blair & Company, L.L.C.	210,000
Loop Capital Markets LLC.	175,000
CastleOak Securities, L.P.	175,000
Total	8,500,000
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 1,275,000 shares from certain of the selling shareholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,275,000 additional shares from certain of the selling shareholders.
Paid by the Selling Shareholders	No Exercise	Full Exercise
Per Share	$1.4025	$1.4025
Total	$11,921,250	$13,709,438
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.84150 per share from the public offering price. After the offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its officers, directors, and the Vista Funds have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 45 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
In the case of the Company, the restrictions described in the immediately preceding paragraph do not apply to certain transactions including:
•
the sale of shares of our common stock to the underwriters pursuant to the underwriting agreement in this offering; and

•
transfers pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement.

In the case of our officers, directors, and the Vista Funds, the restrictions described in the paragraph above do not apply to certain transactions including:
•
subject to certain limitations, a bona fide gift or gifts;

•
subject to certain limitations, transfers to any trusts for the direct or indirect benefit of the transferor or the transferor’s immediate family;

•
transfers with the prior written consent of J.P. Morgan Securities LLC;

•
subject to certain limitations, transfers by a corporation to any wholly owned subsidiary of such corporation;

•
subject to certain limitations, by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•
subject to certain limitations, (a) transfers pursuant to a bona fide third-party tender offer, merger, purchase, consolidation or other similar transaction that is approved by our board of directors, made to all holders of common stock involving a change of control, provided that, in the event that the tender offer, merger, purchase, consolidation or other such transaction is not completed, the shares owned by the lock-up party will remain subject to terms of the lock-up agreement, or (b) transfers to the Company for payment of the exercise price upon the automatic “cashless” or “net” exercise of an option to purchase shares in connection with the termination of such option pursuant to its terms upon a change of control of the Company;

•
subject to certain limitations, transfers pursuant to the exercise of an option to purchase shares in connection with the termination of such option;

•
subject to certain limitations, transfers to the Company for (a) the payment of the exercise price upon the “cashless” or “net” exercise of an option to purchase shares or (b) for payment of tax withholdings (including estimated taxes) due as a result of the exercise of an option to purchase shares, in each case in connection with the termination of such option pursuant to its terms; and

•
subject to certain limitations, sales pursuant to written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act and that were established prior to the date hereof.

J.P. Morgan Securities LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, and such release could trigger the pro rata release of these restrictions with respect to certain other shareholders.
Our common stock is listed on the NASDAQ under the symbol “JAMF.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position”

is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ in the over-the-counter market or otherwise.
The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.7 million. We have agreed to reimburse the underwriters for expenses incurred by them related to any applicable state securities filings and for clearance of this offering with the Financial Industry Regulatory Authority, Inc. in connection with this offering in an amount of approximately $40,000.
The Company and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. Certain of the underwriters are also customers of the Company. In addition, certain of the underwriters and/or their respective affiliates are lenders under the New Credit Agreement.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Securities, or an documents incorporated by reference herein, be distributed or published in any jurisdiction, except under circumstances that will result incompliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus, including any documents incorporated by reference herein, does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each, a Relevant State), no common stock has been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State (all in accordance with the Prospectus Regulation (defined below), except that offers of shares of our common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any such common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any shares of stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of stock acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
No shares of stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to such shares of stock which has been approved by the Financial Conduct Authority, except that the shares of stock may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FMSA”)

provided that no such offer of such stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any stock to be offered so as to enable an investor to decide to purchase or subscribe for any stock and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Kirkland & Ellis LLP, Chicago, Illinois. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Vista. Kirkland & Ellis LLP represents entities affiliated with Vista in connection with legal matters. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register our common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement and the attached exhibits. You will find additional information about us and our common stock in the registration statement. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We are subject to the information reporting requirements of the Exchange Act, and are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the website of the SEC referred to above.
We also maintain a website at www.jamf.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-39399):
•
our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 4, 2021;

•
our quarterly report on Form 10-Q of the Quarter Ended March 31, 2021, filed with the SEC on May 11, 2021;

•
our Current Reports on Form 8-K, filed with the SEC on April 26, 2021, May 11, 2021 (with respect to Items 1.01, 8.01 and 9.01 only) and May 27, 2021; and

•
the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on July 21, 2020, including any amendments thereto or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Jamf Holding Corp., 100 Washington Ave S., Suite 1100, Minneapolis, MN 55401, Attention: Investor Relations.
You also may access these filings on our website at https://ir.jamf.com/investor-relations. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

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Jamf Holding Corp.
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